APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
November 17, 2009
Correspondence Filing Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549
Attn:	Cicely LaMothe
Wilson K. Lee

	Re:	Apartment Investment and Management Company
File No. 001-13232
Form 10-K for the year ended December 31, 2008

AIMCO Properties, L.P.
File No. 000-24497
Form 10-K for the year ended December 31, 2008
Ladies & Gentlemen:
This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Paul Beldin on behalf of Apartment Investment and Management Company (“Aimco”) and AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”) (collectively, the “Companies”), in a letter dated November 3, 2009. The Companies’ response to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.
* * * * *
Form 10-K for the year ended December 31, 2009
General
1.
Comment: Please note that the letter dated September 18, 2009 also applies to Apartment Investment & Management Company (REIT). Please also file this supplemental response as correspondence within EDGAR for the REIT.

United States Securities and Exchange Commission
November 17, 2009

Response: In response to the Staff’s comment, Aimco filed the requested supplemental response as correspondence within EDGAR concurrent with the filing of this response letter.
Financial Statements and Notes
Consolidated Statements of Income, page F-4
2.	Comment: We have read your response to comment one and will continue to monitor this issue until acceptable resolution.
Response: The Companies appreciate the opportunity to resolve all outstanding comments on a consistent time frame.
Note 11 — Partners Capital and Redeemable Preferred Units, pages F-35 — F-39
3.
Comment: We have considered your supplemental submission regarding your sequencing methodology and application of paragraph 11 of EITF 00-19. Based on the information provided, we object to your methodology as it does not appear that your sequencing of cash settled contracts last is based on a systematic rational method. However, as discussed in our subsequent comment, if you are able to demonstrate that you have a substantive policy to settle such instruments in cash, we would be open to consider further analysis on the application of EITF 00-19 for your particular fact pattern.

Response: Following the Companies’ conference call with the Staff on November 3, 2009 regarding the Staff’s comments, the Companies gave further consideration to the Staff’s explanation of its views regarding the Companies’ sequencing methodology. Although the Companies believe the Partnership has a systematic and rational sequencing methodology based on the qualitative characteristics of the instruments currently outstanding, the Companies understand the Staff’s comments regarding consistency in the Companies’ sequencing methodology and preferred partnership unit (“PPU”) redemption policy. In an effort to resolve these comments, the Companies propose to revise the Partnership’s PPU redemption policy in the manner outlined in the response to comment four below. If the Staff concurs that the proposed PPU cash redemption policy is sufficiently substantive to provide a reasonable basis to believe that it is probable that the PPUs will be settled in cash, the Companies intend to align their sequencing methodology with the revised redemption policy by allocating shares first to contracts for which the Partnership does not have a policy for cash settling. This sequencing methodology would be sufficient for contracts subject to share settlement that are currently outstanding, and in the event the Companies issue additional contracts subject to share settlement they will reevaluate and revise their sequencing methodology at that time.
Note 14 — Earnings Per Unit, pages F-44
4.
Comment: We understand that you have a stated policy where you compute, on a quarterly basis, your internally calculated net asset value per share (NAV) to the average market price for a share of Aimco common stock (Price) for purposes of determining whether redemption requests will be settled in cash or shares. We understand that such an evaluation is performed on a period to period basis without regard to projected conditions that may impact the outcome of this computation.

United States Securities and Exchange Commission
November 17, 2009

Paragraph 29 in SFAS 128 contains a presumption of share settlement that can be overcome to the extent one has past experience or a stated policy that provides you with a reasonable basis to believe that it is probable that the contract will be settled in cash (partial or whole settlement). Evaluation whether your stated policy is substantive requires significant judgment and should include factors such as:
•	How were settlement alternatives used as a selling point to potential investors when issuing the instrument(s) rather than just to allow for cash settlement;

•
To what extent do you have the positive intent and ability to cash settle the instrument considering both current and projected liquidity and/or events that may result in a share-settlement outcome when applying your stated policy;

•	The extent that your disclosures and past practice align with your positive intent and ability assertion.
We believe your stated policy lacks the forward looking analysis that we would expect to see given that variability in the computation that is used as a basis for determining cash or share settlement. Please revise your accounting or further explain to us how you have incorporated this forward looking analysis when evaluating whether this policy gives you a reasonable basis to believe that it is probable that the contract will be settled in cash (partial or whole settlement).
Response: Following the November 3, 2009 call noted above, the Companies gave further consideration to the Staff’s explanation of its views regarding the Partnership’s PPU redemption policy. Although the Companies continue to believe the policy provides a reasonable basis to believe it is probable the PPUs would be settled in cash to overcome the presumption of share settlement based on the facts available each period as referenced in the first sentence of SFAS 128 paragraph 29, the Companies understand the Staff’s interpretation of the last sentence of SFAS 128 Paragraph 29 and the Staff’s concerns regarding the variability in future outcomes under the policy computations. Based on the Companies’ further understanding of the Staff’s views that such a policy should result in a probable likelihood for settlement of these contracts in cash, the Companies propose the following revised policy regarding settlement of PPU redemptions:
PPU Redemption Policy
The Partnership will settle all PPU redemptions using cash, rather than shares of Aimco common stock, unless the total Liquidation Preference, as defined in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, for PPUs for which redemption has been requested during a calendar quarter exceeds 50% of the total Liquidation Preference (exclusive of accrued but unpaid dividends) of the PPUs issued and outstanding as of September 30, 2009.
The Companies believe this revised policy provides a reasonable basis to believe it is probable that the PPUs will be settled in cash, when considering the Partnership’s past redemption activity and current consideration of potential future factors discussed further below, including the exception to cash settlement included in the policy.

United States Securities and Exchange Commission
November 17, 2009

Settlement Alternatives as Selling Point to Potential Investors
The Partnership issued the PPUs that are subject to the redemption policy as consideration for various property acquisitions. These PPUs were generally issued to allow the sellers of the properties to defer the tax consequences of the sales. The PPUs allow the holder to control the timing of redemption, which, regardless of the form of settlement (cash or stock), triggers the deferred tax consequences of the holder from their sale. The settlement alternatives embedded in the PPUs — cash or Aimco common stock — were not used as a selling point to the investors, but rather were established to provide the Partnership flexibility in funding the settlements given the Partnership’s lack of control over the timing of settlement. The investors who accepted the PPUs as consideration for their sale of property to the Partnership had no influence over the settlement alternatives. Upon a requested redemption, the investor may request cash or Aimco common stock, however, the ultimate settlement discretion rests solely with the Partnership.
Positive Intent and Ability
The Partnership believes it has the positive intent and ability to cash settle these PPUs when considering the historical redemption activity for these units and current and projected liquidity. The initial class of these units was issued December 31, 1998. At December 31, 2008, the then outstanding PPUs had an approximate redemption value of $88 million and the approximate redemption value of the PPUs at their peak, December 2000, totaled $96 million. Most of these units became redeemable, at the holders’ option, one year following their issuance. From December 31, 2001, the first date on which all of these PPUs would have been redeemable, to December 31, 2008, approximately $8 million, or 8% of the total $96 million of outstanding units, had been redeemed. An additional $2 million, or 2%, has been redeemed during the nine months ended September 30, 2009, for a total of 10% redeemed from December 2001 through September 2009. Historical redemption information shows a greater percentage of PPUs being redeemed using cash rather than stock, and more recently, from 2005 through September 2009, 93% of the PPUs redeemed by the Partnership were settled with cash. It is important to note that redemption activity increased during 2009, one of the worst economic periods observed in decades, marked by a significant disruption in the capital and financing markets resulting in many investors seeking liquidity from their investments. However, although the redemption activity increased during this time, holders of only a small percentage of the outstanding balance of the PPUs sought to liquidate their investments, which the Companies believe is an indication that even in a poor economic environment, a large volume of redemption requests in the near future is not probable. However, in the event a large volume of redemption requests does occur, as discussed below the Companies believe they have sufficient available resources to cash settle a large amount of redemptions.
No individual or group collectively holds in excess of $10 million of PPUs. The Companies believe this, when considered with the historical redemption patterns discussed above, the Companies’ experiences during the current period of economic uncertainty and the Companies’ expectations regarding future redemption activity based on their historical experience, provides a reasonable basis to believe the likelihood that holders of PPUs in an amount greater than 50% of the total Liquidation Preference (exclusive of accrued but unpaid dividends) is not probable.
As of September 30, 2009, the Partnership had $107 million of cash and cash equivalents, a portion of which is held by consolidated real estate partnerships and the remainder of which is currently available for corporate purposes, including PPU redemptions. Additionally, as of September 30, 2009, the Partnership had a revolving credit facility under its Amended and Restated Senior Secured Credit Agreement, as amended, which provides for revolving loans up to $180 million through May 2012 (based on available extension options). The amount available under the revolving credit facility at September 30, 2009, was $120 million (after giving effect to $15 million of outstanding borrowings and $45 million outstanding for undrawn letters of credit

United States Securities and Exchange Commission
November 17, 2009

issued under the revolving credit facility) and the Partnership has historically maintained sources of cash, including corporate level cash and availability under the revolving credit facility, well in excess of the total liquidation preference for the outstanding PPUs. Given the small level of historical redemption activity (as a percentage of the total redemption value outstanding), the Partnership believes it has sufficient liquidity to cash settle all potential PPU redemption requests. With the Partnership’s current liquidity resources, the Partnership could cash settle the entire outstanding balance of the PPUs. Additionally, in the event the Partnership does not have sufficient liquidity on hand to cash settle redemption requests, pursuant to its Fourth Amended and Restated Agreement of Limited Partnership, the Partnership may elect to raise the cash required to settle PPU redemption requests by causing Aimco to issue equity or from other sources (including selling properties or incurring additional debt). Based on the foregoing, the Partnership believes it has the ability to cash settle the PPU redemptions.
Disclosures and Past Practice
The Companies historically have not disclosed the Partnership’s intent to cash or share-settle the PPUs, but rather that the Partnership, in its sole discretion, has these settlement alternatives available. The Companies have, however, consistently disclosed information about the Partnership’s available resources under the credit agreement, which provides an indication of the ability to cash settle the PPUs. As previously disclosed to the Staff, prior to the Partnership’s adoption of the current policy regarding settlement alternatives during the fourth quarter 2008, the Partnership evaluated economic consequences similar to those formalized in the policy when determining whether to settle PPU redemption requests in cash or shares of Aimco common stock. Although the Partnership had neither a specific redemption policy nor a stated intent prior to adoption of the policy, historical redemption information shows a greater percentage of PPUs being redeemed using cash rather than stock. More recently, from 2005 through September 2009, 93% of the PPUs redeemed by the Partnership were settled with cash. The Companies believe the Partnership’s past disclosures regarding available resources for cash settlement along with the Partnership’s past practice regarding settling the PPUs predominantly in cash are closely aligned with Partnership’s intent and ability to cash settle the PPUs.
Based on the foregoing considerations, the Companies believe the revised PPU redemption policy provides a reasonable basis to conclude that it is probable the PPUs will be settled in cash and that the Partnership has the positive intent and ability to cash settle the PPUs. If the Staff agrees with the Companies’ assessment, the Companies would adopt the revised policy effective immediately and, as discussed in the response to comment three above, the Companies would align their sequencing policy with the proposed revised redemption policy on a prospective basis. Based on this additional information, if the Staff continues to believe the Companies have not met the requirements of paragraph 29 of SFAS 128 to overcome the presumption of share settlement, the Companies respectfully request the opportunity, along with representatives of the Companies’ legal counsel and independent auditors, to meet in person with representatives from the Staff to further discuss this matter.
As requested by the Staff, the Companies acknowledges that: (a) the Companies are responsible for the adequacy and accuracy of the disclosure in their filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
November 17, 2009

If you have further questions regarding the information provided, please contact Ernie Freedman, Executive Vice President and Chief Financial Officer, at (303) 691-4316 (phone) or (720) 493-6545 (facsimile) or me at (303) 691-4554 (phone) or (720) 493-6549 (facsimile).
Sincerely,
/s/ Paul Beldin
Paul Beldin
Chief Accounting Officer of Aimco and AIMCO-GP, Inc.,
the general partner of AIMCO Properties, L.P.

Cc:	Amy B. Freed, Hogan & Hartson LLP Lisa R. Cohn, Aimco Ernie Freedman, Aimco